[Autodesk, Inc. Letterhead]

June 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore

    Jaime G. John

Re:	Autodesk, Inc.

    Form 10-K for the Fiscal Year Ended January 31, 2011

    Filed March 18, 2011

    File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 26, 2011, relating to Autodesk’s Form 10-K for the fiscal year ended January 31, 2011 (File No. 000-14338) originally filed with the Commission on March 18, 2011 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.

We note your disclosure on page 13 that beginning in the first quarter of fiscal 2012 you will provide new classifications of your product revenue including flagship, suites and new and adjacent. We further note that you provided revenue information based

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upon these new classifications in your Form 8-K filed on February 24, 2011 for fiscal 2011. Please tell us how you considered providing similar information and analysis in your Form 10-K. Refer to Section III.B.1 of SEC Release No. 33-8350.

We respectfully advise the Staff that the new classifications of the Company’s product categories are intended to replace the prior product classifications for model-based design, horizontal products and vertical products. In order to avoid confusion by abruptly replacing reporting metrics on product classifications during the 2011 fiscal year, the Company elected to notify its investors of such change and continue reporting revenue metrics based on its prior product classifications throughout fiscal 2011, including in the Company’s Form 10-K for the 2011 fiscal year.

Beginning with the Company’s Form 10-Q for the first fiscal quarter of fiscal 2012, the Company ceased reporting revenue metrics on model-based design, horizontal, or vertical products and has commenced reporting revenue metrics, including comparison information, based on the new product classifications. See page 29 of our Form 10-Q for the quarterly period ended April 30, 2011, filed on June 3, 2011.

Provision for Income Taxes, page 45

2.	We note your effective tax rate differed from the U.S. statutory tax rate due, in part, to the tax impact of earnings from foreign operations. We also note your statement that your future effective tax rate may be materially impacted by the amount of benefits or charges associated with foreign earnings that are taxed at different rates. Please tell us how you considered providing disclosures that explain how having earnings in countries where you have different statutory tax rates impacts your effective income tax rates and obligations. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

We respectfully advise the Staff that we regularly disclose the impact of earnings in foreign countries where we have different statutory rates and how those earnings impact our effective tax rate. For example, in our Form 10-K we provide the following:

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June 7, 2011

•	on page 45 in Provision for Income Taxes (under Management’s Discussion and Analysis of Financial Condition and Results of Operations), we disclose:

“Our future effective tax rate may be materially impacted by the amount of benefits and charges from tax amounts associated with our foreign earnings that are taxed at rates different from the federal statutory rate…”;

•

on pages 79 and 80 in Note 5 Income Taxes (under Notes to Consolidated Financial Statements), we provide the foreign provision for income taxes and foreign pre-tax earnings that provides investors with the impact on our overall effective tax rate; and

•	on page 80 in Note 5 Income Taxes (under Notes to Consolidated Financial Statements), we provide the impact of foreign income taxes at rates different from the U.S. statutory rate.

In addition, we disclose the impact of significant tax arrangements with foreign countries in the following sections of the Form 10-K:

•	on page 81 in Note 5 Income Taxes (under Notes to Consolidated Financial Statements,) we provide an explanation of our tax arrangements with foreign countries; and

•	on page 17 in Risk Factors, we disclose risks related to tax arrangements with foreign governments and our ability to meet and review the terms of those tax arrangements.

We note that as stated in Item 303(a)(3)(i) of Regulation S-K, a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

We believe that our foreign earnings from recurring operations were not materially affected by any unusual or infrequent events or transactions which would require additional disclosures. In addition, we believe that we have met the preceding criteria because our disclosures indicate the impact of our foreign tax provisions to our effective tax rate and the impact of tax arrangements with foreign governments.

We further note that as stated in Section III.B of SEC Release No. 33-8350 “disclosure should emphasize material information that is required or promotes understanding…and provide

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investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance, as well as its prospects for the future. The disclosures should focus on (1) key indicators of financial condition and operating performance, (2) materiality, (3) material trends and uncertainties, and (4) analysis.”

We believe that we have met the preceding criteria because our disclosures explain the risk that our future effective tax rate may be materially impacted by the tax impact related to our foreign earnings.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures, page 47

3.	We note that you exclude certain “discrete tax provision items” from your non-GAAP financial measures. Please tell us what these items represent and how you considered providing a more detailed description of these items in your disclosure on page 48 related to this reconciling item.

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose in our Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures a description of discrete items as follows:

“Discrete tax items include income tax expenses or benefits that do not relate to ordinary income from continuing operations in the current fiscal year, unusual or infrequently occurring items, or the tax impact of certain stock-based compensation. Examples of discrete tax items include, but are not limited to, certain changes in judgment and changes in estimates of tax matters related to prior fiscal years, certain costs related to business combinations, certain changes in the realizability of deferred tax assets or changes in tax law. Management believes this approach assists investors in understanding the tax provision and the effective tax rate related to ongoing operations.” See page 37 of our Form 10-Q for the quarterly period ended April 30, 2011, filed on June 3, 2011.

Liquidity and Capital Resources, page 48

4.	We note your disclosure on page 81 that no provision has been made for federal income taxes on $1 billion of unremitted earnings and that the unrecognized tax liability associated with these earnings was approximately $314 million as of January 31, 2011. We further note your disclosure on page 60 that 14% of your cash, cash equivalents and marketable securities are located in the U.S. Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the remittance of undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

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We respectfully advise the Staff that we have disclosed on page 48 of the Form 10-K in Liquidity and Capital Resources (under Management’s Discussion and Analysis of Financial Condition and Results of Operations) the following:

“Our cash, cash equivalent and marketable securities balances are concentrated in a few locations around the world, with a substantial amount held outside of the U.S. We believe that such dispersion is appropriate and meets our business and liquidity needs. A portion of this cash, cash equivalents and marketable securities could be subject to certain taxes, including U.S. income taxes, in the event we believe repatriation to the U.S. is appropriate.”

In addition, we disclose on page 60 of the Form 10-K in Concentration of Credit Risk in Note 1 Business and Summary of Significant Accounting Policies (under Notes to Consolidated Financial Statements) the following:

Geographical concentrations of consolidated cash, cash equivalents and marketable securities held by Autodesk as of January 31:

	2011	2010
United States	14%	12%
Other Americas	1%	2%
Europe, Middle East and Africa (“EMEA”)	49%	48%
Asia Pacific (“APAC”)	36%	38%

Further, on page 81 of the Form 10-K in Note 5 Income Taxes (under Notes to Consolidated Financial Statements), we disclose the following:

“No provision has been made for federal income taxes on unremitted earnings of certain of Autodesk’s foreign subsidiaries (cumulatively $1,030.5 million at January 31, 2011) because Autodesk plans to reinvest such earnings for the foreseeable future. At January 31, 2011, the net unrecognized deferred tax liability for these earnings was approximately $314.5 million.”

We note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.”

We believe that we have met the preceding criteria of Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350 because our disclosures indicate the amount of cash, cash equivalents, or marketable securities held outside of the U.S., the risk that our cash, cash equivalents, or marketable securities balances could be impacted by the tax impact from

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repatriation of funds outside the U.S., and the amount of U.S. tax that would be due on foreign earnings that have been permanently reinvested.

We note that on page 38 of our Form 10-Q for the quarterly period ended April 30, 2011, filed on June 3, 2011, our disclosures in Liquidity and Capital Resources (under Management’s Discussion and Analysis of Financial Condition and Results of Operations) reads as follows:

“Our cash, cash equivalents and marketable securities balances are concentrated in a few locations around the world, with substantial amounts held outside the U.S. We believe that such dispersion meets our business and liquidity needs. Certain amounts held outside the U.S. could be repatriated to the U.S. (subject to local law restrictions) but, under current U.S. tax law, could be subject to U.S. income taxes less applicable foreign tax credits. We have provided for the U.S. income tax liability on foreign earnings, except for foreign earnings that are considered permanently reinvested outside the U.S. Our intent is that amounts related to foreign earnings permanently reinvested outside the U.S. will remain outside the U.S. and we will meet our U.S. liquidity needs through ongoing cash flows, external borrowings, or both. We utilize a variety of tax planning and financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.”

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 55

5.	Please tell us how you considered presenting the excess realized tax benefit related to shares issued under share-based payment arrangements separately within operating and financing activities on your Statements of Cash Flows. Refer to ASC 718-20-55-24 and ASC 230-10-45-14(e) and 17(c).

We respectfully advise the staff that excess realized tax benefits related to shares issued under share-based payment arrangements were considered for separate disclosure in accordance with ASC 718-20-55-24 and ASC 230-10-45-14(e) and 17(c). As part of our financial statement preparation process, we considered the materiality of the excess realized tax benefits in light of ASC 105-10-05-6 and SEC Staff Accounting Bulletin No. 114, Topic 1, M, and we determined that the amounts in question were not material to warrant separate disclosure. The excess realized tax benefits related to shares issued under share-based payment arrangements represented 0.4%, 0.1% and 0.5% of net cash provided by operating activities for the fiscal years ended January 31, 2011, 2010 and 2009, respectively, and 1.3%, 0.7% and 2.4% of net cash used in financing activities for the fiscal years ended January 31, 2011, 2010 and 2009, respectively.

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We monitor the level of excess realized tax benefits related to shares issued under share-based payment arrangements, and if material, we would disclose the amounts in the Statements of Cash Flows in accordance with ASC 718-20-55-24 and ASC 230-10-45-14(e) and 17(c), along with the comparable amounts for the prior periods presented.

Note 5 – Income Taxes, page 79

6.	We note the impact your foreign earnings had on your effective tax rate in the rate reconciliation on page 80. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

We respectfully advise the Staff that the line item “foreign income taxed at rates different from the U.S. statutory rate” on page 80 of the Form 10-K includes the sum of the following components for each year presented:

•	The difference between foreign earnings multiplied by the statutory tax rate of 35% compared to the actual foreign income taxes incurred, including foreign withholding taxes;

•

U.S. income tax expense or benefit related to the foreign earnings that are taxed at a different rate (e.g. U.S. tax expense for foreign earnings not permanently reinvested, Subpart F income, certain tax benefits of foreign stock-based compensation); and

•	tax benefits for U.S. foreign tax credits related to any of the items above.

In response to the Staff’s comment, we believe that our disclosure of foreign income taxed at rates different from the U.S. statutory rate on page 80 meets the criteria of Rule 4-08(h)(2) of Regulation S-X.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments to me at (415) 507-5000. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.

Autodesk, Inc.

/s/	Mark J. Hawkins
Mark J. Hawkins

Executive Vice President and Chief Financial Officer (Principal Financial Officer and
Principal Accounting Officer)

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati
Richard C. Blake, Esq., Wilson Sonsini Goodrich & Rosati
Darcy Lopes, Ernst & Young LLP